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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 6*
                                       TO
                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                          KYSOR INDUSTRIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                              K ACQUISITION CORP.,
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                           SCOTSMAN INDUSTRIES, INC.
                                   (BIDDERS)

 COMMON STOCK, $1.00 PAR VALUE, AND                     501566103


     SERIES A CONVERTIBLE VOTING                      NOT AVAILABLE
   PREFERRED STOCK, $24.375 STATED              (CUSIP Number of Class of
                VALUE                                  Securities)
   (Title of Class of Securities)

                               RICHARD C. OSBORNE
                        CHAIRMAN OF THE BOARD, PRESIDENT
                          AND CHIEF EXECUTIVE OFFICER
                           SCOTSMAN INDUSTRIES, INC.
                          775 CORPORATE WOODS PARKWAY,
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 215-4500
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy to

                                SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                                 (312) 853-7000
                           ATTENTION: THOMAS A. COLE

            *Constituting the final amendment to Schedule 14D-1
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  K Acquisition Corp., a Michigan corporation (the "Offeror") and an indirect wholly owned subsidiary of Scotsman Industries, Inc., a Delaware corporation ("Parent"), and Parent hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (as amended, the "Statement"), originally filed on February 7, 1997, with respect to their offer to purchase all outstanding shares of (i) Common Stock, $1.00 par value, of Kysor Industrial Corporation, a Michigan corporation (the "Company"), including the associated common share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of April 26, 1996, as amended (the "Rights Agreement"), between the Company and Harris Trust and Savings Bank, as successor Rights Agent (collectively, the "Common Stock"), and (ii) Series A Convertible Voting Preferred Stock, $24.375 stated value per share (the "ESOP Preferred Stock"; the shares of Common Stock and the shares of ESOP Preferred Stock being collectively referred to herein as the "Shares"), at a purchase price of $43.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which have been filed with the Statement as Exhibits (a)(1) and (a)(2), respectively.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

  (a) and (b). On March 13, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(16) and is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

  On March 13, 1997, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(16) and is incorporated herein by reference. The Offer terminated at 12:00 midnight, New York City time, on Friday, March 7, 1997.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

  (a)(16) Press Release issued by Parent on March 13, 1997.

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                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                       SCOTSMAN INDUSTRIES, INC.
Dated: March 13, 1997

                                             /s/ William J. Rotenberry
                                          By: _________________________________
                                             Name: William J. Rotenberry
                                             Title: Vice President--Business
                                                 Development

                                          K ACQUISITION CORP.

                                             /s/ William J. Rotenberry
                                          By: _________________________________
                                             Name: William J. Rotenberry
                                             Title: Vice President--Assistant
                                                 Treasurer and Assistant
                                                 Secretary

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